Nephros, Inc.

380 Lackawanna Place

South Orange, NJ 07079

(201) 343-5202

September 10, 2021

Via Edgar Transmission

Mr. Gary Guttenberg

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Re:	Nephros, Inc. (the “Company”) Registration Statement on Form S-3 File No. 333-259370

Dear Mr. Guttenberg:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of the above-referenced Registration Statement so that the same shall become effective as of 4:00 p.m. Eastern Time on September 14, 2021, or as soon thereafter as possible.

Sincerely,

Nephros, Inc.

By:	/s/ Andrew Astor
Andrew Astor
President & Chief Executive Officer